Exhibit 99.1

Tier-One Canadian Life and Health Insurance Carrier Selects Sapiens Insurance
Platform to Foster Innovation, Drive Efficiency, and Improve Agent & Customer Experience

Sapiens Insurance Platform for Life & Annuities will provide one integrated solution to support all products and services throughout the insurance lifecycle.

Rochelle Park, NJ, September 5,2024– Sapiens International Corporation, (NASDAQ and TASE: SPNS) , a leading global provider of software solutions for the insurance industry, today announced that a leading tier-one life and health insurer in Canada has selected Sapiens Insurance Platform for Life & Annuities (L&A) to improve operational performance, drive efficiency, enhance the client and advisor experience, and ensure their digital evolution and growth in the life and health market.

Sapiens Insurance Platform will be instrumental in enabling a client-first approach from the first touch point during new business to continued service excellence and administration, including enhanced support for their distribution channels, simplifying the business rules for an easier and proactive engagement, and continued enhanced support for the customer throughout their life events. This will be further enabled through simplified product development and management capabilities, a streamlined and data-driven new business process, and efficient, proactive policy administration processing powered by Sapiens CoreSuite for Life & Annuities.

Sapiens’ platform offers one integrated solution to support all products and processes through the pre-purchase, purchase, and post-purchase stages of the insurance lifecycle. Sapiens Insurance Platform for L&A includes enhanced automation, accelerated underwriting, an intuitive e-application and illustration capabilities for a customer-centric and long-term strategy with Sapiens’ award-winning modules, IllustrationPro, ApplicationPro, and UnderwritingPro. Sapiens DataSuite, a data and analytics solution, will enable the insurer to use data, with advanced analytics, and predictive modeling for end-to-end business support. Sapiens DigitalSuite, with digital engagement for all personas, will provide an omnichannel experience and facilitate an independent customer and agent journey.

“Our client is a distinguished leader in the Canadian life and health market, known for their commitment to client care throughout each stage of life. We are pleased to partner with them and provide the technology they need to achieve their business goals by proactively offering tailored products and services,” said Roni Al-Dor, Sapiens President and CEO. “Sapiens’ platform and its intelligent digital solutions will optimize their speed-to-market, digital transformation, and technology stack, and enhance their customer and agent relations for successful growth. Sapiens Insurance Platform is a future-proof, AI-based, open, modular, and integrated insurance platform, which accelerates adoption, delivers sustained value, and empowers insurers to stay ahead.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success. Visit our website at www.sapiens.com

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward-looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com